Exhibit 99

Q2 2019 RESULTS CONFERENCE CALL 1 August 8, 2019

Forward Looking Statements 2 Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") and are intended to provide information about management's current expectations and plans . Such forward - looking statements may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to, statements relating to : • The expected benefits of the Framework Agreement with BAIC Group; • Magna’s forecast of light vehicle production in North America and Europe; • Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments; • Consolidated Adjusted EBIT margin; • Adjusted EBIT margin % by segment; • Consolidated equity income; • C ash flow expectations; • Net interest expense; • Effective income tax rate; • Adjusted net income; • Fixed asset expenditures; and • Future returns of capital to our shareholders, including through dividends and share repurchases. Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses mad e by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable ba sis for making such forward - looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and unc ertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions; • climate change risks; • attraction/retention of skilled labour ; IT Security Risk • IT/Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs to repair or replace defective products; • warranty costs that exceed warranty provision; • costs related to a significant recall; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense (income), net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures” • Prior period comparatives have been restated to reflect the transfer of certain assets out of Corporate & Other to the Company’s operating segments to better reflect the utilization of these assets 3

Q2 2019 Highlights • Q2 financials and outlook • Framework agreement for electric vehicle manufacturing JV • Customer quality awards 4

Q2 2019 Financial Highlights • Solid second quarter Sales and Adjusted Diluted EPS despite: – Challenging global production environment – Higher costs in our ADAS business – Lower equity income – Dilutive impact of divestitures net of acquisitions – FX headwinds • Overall results slightly ahead of internal expectations • Organic sales increased 5% vs 6% decline in global production • Generated $511M in free cash flow • Returned $519M to shareholders 5

Framework Agreement for Electric Vehicle Manufacturing JV 6 • Joint venture in China between M agna and BAIC Group • C ombines Magna’s vehicle assembly expertise with BAIC’s local manufacturing, marketing, and distribution • E xpect to launch in late 2020 with potential to assemble EVs for other customers • Complements Magna and BAIC’s previously formed joint venture to engineer electric vehicles

Quality Recognition Awards 7 • FCA: Interior Supplier of the Year awarded to Seating • F ord : Silver Quality World Excellence for hydroformed components in China • G M: Driveline Systems Supplier of the Year

Q2 2019 Consolidated Sales Performance $ BILLIONS 8 ($Millions) (308) (389) 28 522 (154) B/(W) 10.3 4.2 2.8 1.5 1.8 10.1 Q2 2018 Body Exteriors & Structures Power & Vision Seating Complete Vehicles Q2 2019 - 1%

Q2 2019 Consolidated Sales Performance $ BILLIONS 9 Key Factors: • Global light vehicle production ( - ) • Foreign exchange translation ( - ) • Divestitures, net of acquisitions ( - ) • Lower assembly volumes on the BMW 5 - Series ( - ) • End of production of certain programs, including the Chevrolet Cruze ( - ) • Net customer price concessions ( - ) • Launch of new programs (+) Q2 2018 Q2 2019 - 1% 10.3 10.1 Organic Growth + 5%

Q2 2019 Adjusted EBIT and Equity Income 10 - 110 BP ADJUSTED EBIT MARGIN % 7.8 6.7 KEY FACTORS - 33 % EQUITY INCOME ($ Millions) 72 48  Q2 2018  Q2 2019 - 16 % ADJUSTED EBIT ($ Millions) 803 677 • Power & Vision ( - ) • Seating ( - ) • Body Exteriors & Structures ( - ) • Corporate and Other (+)

Q2 2019 Financial Highlights 11 Q2 2018 Q2 2019 ADJUSTED DILUTED EPS - $0.08 $1.67 $1.59 Q2 2018 Q2 2019 ADJUSTED EFFECTIVE TAX RATE + 40 BP 23.1% 23.5% Q2 2018 Q2 2019 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA - $81 Million $590M $509M

Q2 2019 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS 12 • Global light vehicle production ( - ) • Foreign currency translation ( - ) • End of production of certain programs, including the Chevrolet Cruze ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • Chevrolet Blazer • Ford Ranger • GMC Sierra and Chevrolet Silverado • BMW X3 • Jeep Gladiator Q2 2018 Q2 2019 - 7% 4.6 4.2 ORGANIC - 4%

Q2 2019 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES 13 • Reduced earnings due to lower sales ( - ) • Lower net gains on sale of assets ( - ) • Higher depreciation and amortization ( - ) • Foreign exchange losses ( - ) • Inefficiencies at plants we are closing ( - ) • Higher warranty costs ( - ) • Lower scrap steel recoveries and higher net commodity costs ( - ) • Productivity and efficiency improvements (+) • Lower launch costs (+) • Customer pricing resolutions and commercial settlements (+) • Fire at Tier 1 supplier in Q2 2018 (+) Q2 2018 Q2 2019 - 50 BP 8.5% 8.0%

Q2 2019 Segment Sales POWER & VISION $ BILLIONS 14 • Divestitures, net of acquisitions ( - ) • Global light vehicle production ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • BMW X5 • Chevrolet Blazer • BMW X3 • BMW X7 Q2 2018 Q2 2019 - 12% 3.2 2.8 ORGANIC +1%

Q2 2019 Segment Adjusted EBIT Margin % POWER & VISION 15 • Higher engineering and other costs in our ADAS business ( - ) • Higher depreciation and amortization ( - ) • Lower equity income ( - ) • Acquisitions ( - ) • Higher spending on electrification, autonomy and R&D ( - ) • Divestiture of FP&C (+) Q2 2018 Q2 2019 - 220 BP 9.4% 7.2%

Q2 2019 Segment Sales SEATING $ BILLIONS 16 • New program launches (+) • Acquisition of Viza (+) • Global light vehicle production ( - ) • End of production of certain programs, including the Chevrolet Cruze ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) Significant New Launches: • BMW X5 • BMW X7 • Geely Bin Yue • Skoda Kodiaq Q2 2018 Q2 2019 1.4 1.5 + 2 % ORGANIC +3%

Q2 2019 Segment Adjusted EBIT Margin % SEATING 17 Q2 2018 Q2 2019 - 250 BP 8.2% 5.7% • Launch costs and operational inefficiencies at a new facility ( - ) • Lower equity income ( - ) • Higher commodity costs ( - ) • Foreign exchange losses ( - ) • Higher labour and benefit costs ( - )

Q2 2019 Complete Vehicles 18 + 28 % ASSEMBLY VOLUMES (Thousands of units) 33.5 43.0 + 41 % SALES ($ Billions) 1.3 1.8 + 42 ADJUSTED EBIT ($ Millions) 1 43 ADJUSTED EBIT MARGIN % 0.1 2.4  Q2 2018  Q2 2019 + 230 BP

Q2 2019 Cash Flow $ MILLIONS 19 Cash from Operations Net Income + Non - Cash Items $ 920 Changes in Non - Cash Operating Assets & Liabilities $ - $ 920 Investment Activities Fixed Assets $ (328) Investments, Other Assets & Intangibles $ (107) Acquisition of Viza $ (152) $ (587) Proceeds from Disposition and Other $ 26 Add back acquisition of Viza $ 152 Free Cash Flow $ 511

Return of Capital to Shareholders 20 Common Shares Repurchased in Q2 8.6M $ to Repurchase Shares in Q2 $ 409M Dividends Paid $ 110M Total Q2 Return to Shareholders $ 519M Common Shares Repurchased to date in Q3 1 1.9M $ to Repurchase Shares in Q3 1 $ 92M 1 As of August 2, 2019

2019 Outlook 21 August May Vehicle Production: – North America 16.6M 16.7M – Europe 21.4M 21.5M – China – Magna’s Top 30 Vehicles 1 2.6M 2.8M Foreign Exchange Rates: – U.S. – Cdn 0.745 0.743 – U.S. – Euro 1.125 1.124 – U.S. – RMB 0.146 0.148 1 Represents ~2/3 of Magna’s 2018 consolidated sales in China. Modified to only include Top 30 Vehicles, previously based on platforms

2019 Outlook 1 $ BILLIONS UNLESS OTHERWISE NOTED 22 U.S. GAAP August May Sales: • Body Exteriors & Structures $16.3 - $17.1 $16.3 - $17.1 • Power & Vision $11.0 - $11.6 $11.0 - $11.6 • Seating Systems $5.4 - $5.8 $5.5 - $5.9 • Complete Vehicles $6.8 - $7.2 $6.9 - $7.3 Total Sales $38.9 - $41.1 $39.1 - $41.3 EBIT Margin % 6.6% - 6.9% 6.7% - 7.0% Equity Income $150M - $195M $150M - $195M Interest Expense ~$90M ~$100M Tax Rate ~24% ~24% Net Income Attributable to Magna $1.9 - $2.1 $1.9 - $2.1 Capital Spending ~$1.6 ~$1.7 1 In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. The out look reflects the divestiture of our Fluid Pressure & Controls business, which occurred at the end of the first quarter of 2019. However the outlook above does not include the gain on the sale.

2019 Segment Adjusted EBIT Margin % 23  2018  Prior 2019 Outlook  Current 2019 Outlook BODY EXTERIORS & STRUCTURES 8.1% 8.2 - 8.6% 8.2 - 8.6% SEATING SYSTEMS 7.7% 6.2 - 6.7% 5.7 - 6.2% POWER & VISION 9.5% 6.6 - 7.1% 6.6 - 7.1% COMPLETE VEHICLES 1.1% 1.5 - 2.0% 1.7 - 2.2%

Summary • Operating results remained strong • Organic sales outpaced global vehicle production in each segment • Free cash flow was $511 million, bringing our year to date total to $858 million • Returned $519 million to shareholders • Our 2019 outlook is largely unchanged with modest sales and margin reductions, no change in our net income range, and an increase in our free cash flow range 24

Q2 2019 APPENDIX 25 August 8, 2019

Sales Performance vs Market Q2 2019 vs Q2 2018 Reported Organic 1 Unweighted Outperformance Weighted Outperformance Body Exteriors & Structures (7%) (4%) 2% (1%) Power & Vision (12%) 1% 7% 4% Seating 2% 3% 9% 6% Complete Vehicles 41% 49% 55% 52% TOTAL SALES (1%) 5% 11% 8% Unweighted Production Growth (6%) Weighted Production Growth 2 (3%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 26

Geographic Sales Q2 2019 vs Q2 2018 27  Q2 2018  Q2 2019 - 4 % NORTH AMERICA ($Billions) PRODUCTION - 2% - 22 % ASIA ($Millions) PRODUCTION - 8% (China - 19%) + 4 % EUROPE ($Billions) PRODUCTION - 5% + 12 % REST OF WORLD ($Millions) S.A. PRODUCTION - 1% 5.2 5.0 4.3 4.5 697 547 139 155

Segment Impact on Adjusted EBIT % of Sales Q2 2019 vs Q2 2018 $ MILLIONS 28 Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales Second Quarter of 2018 $ 10,280 $ 803 7.8% Increase (Decrease) related to: Body Exteriors & Structures $ (308) $ (47) (0.2%) Power & Vision $ (389) $ (98) (0.7%) Seating Systems $ 28 $ (34) (0.3%) Complete Vehicles $ 522 $ 42 - Corporate and Other $ (7) $ 11 0.1% Second Quarter of 2019 $ 10,126 $ 677 6.7%

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS 29 Q2 2019 LTM EBITDA $ 4,124 LTM Other Income per Financial Statements & Restructuring (Expense) $ 512 Other $ (134) Adjusted EBITDA $ 4,502 Debt per Balance Sheet $ 3,382 Lease Liability per Balance Sheet $ 1,758 Other $ 218 Adjusted Debt $ 5,358 Adjusted Debt / Adjusted EBITDA 1.19x

Q2 2019 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES 30 Reported Other Expense Excl. Other Expense Income Before Income Taxes $ 595 $ 68 $ 663 % of Sales 5.9% 6.5% Income Taxes $ 145 $ 11 $ 156 % of Pretax 24.4% 23.5% Income Attributable to Non - Controlling Interests $ 2 $ - $ 2 Net Income Attributable to Magna $ 452 $ 57 $ 509 Earnings Per Share $ 1.42 $ 0.17 $ 1.59

Q2 2018 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES 31 Reported Other Income Excl. Other Income Income Before Income Taxes $ 819 $ (39) $ 780 % of Sales 8.0% 7.6% Income Taxes $ 183 $ (3) $ 180 % of Pretax 22.3% 23.1% Income Attributable to Non - Controlling Interests $ (10) $ - $ (10) Net Income Attributable to Magna $ 626 $ (36) $ 590 Earnings Per Share $ 1.77 $ (0.10) $ 1.67